1-15138

MANUALLY EXECUTED COPY

P.E. 6-1-02

02045039

SECURITIES AND EXCHANGE COMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, no. 40
1069 - 300 Lisboa, Portugal
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

BL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portugal Telecom, SGPS, S.A.
(Registrant)

Date: June 27, 2002

By:

Name: Vitor Sequeira

Title: Manager of Investor Relations

PRESS RELEASE

PORTUGAL TELECOM ANNOUNCES A PROVISON FOR THE IMPAIRMENT OF FINANCIAL INVESTMENTS IN CONNECTION WITH THE FILING OF ITS FORM 20-F ANNUAL REPORT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Lisbon, Portugal, June 27, 2002 – Portugal Telecom, SGPS, S.A. ("PT") (NYSE: PT; BVL: PTCO.IN) today announced that the financial statements prepared under Portuguese GAAP for the year ended December 31, 2001 to be included in its Form 20-F Annual Report filed with the United States Securities and Exchange Commission ("SEC") will include an adjustment to its statutorily approved financial statements for the year ended December 31, 2001. This adjustment refers to an estimated impairment of PT's financial investment in Telesp Celular Participações ("TCP") and to a related tax effect, which will cause the recording of a provision in the amount of € 500 million and a corresponding non-cash charge to net income for the year ended December 31, 2001.

PT had announced at the time of the public release of its 2001 year end financial results on March 13, 2002 ("March 13, 2002 release of 2001 year end results") that any necessary adjustments to goodwill of TCP would be determined by the time of submission of its Form 20-F and would be included in financial statements filed with its Form 20-F Annual Report. In PT's March 13, 2002 press release regarding its 2001 year end results, PT had stated that the auditors' report on its financial statements as of December 31, 2001 had been qualified as PT and its auditors had been unable to determine, on the basis of the information available at the time of the approval of its financial statements as of December 31, 2001 by its Board of Directors and the issue of the corresponding auditors' reports (March 13, 2002), whether PT would be able to recover the goodwill related to its financial investment in TCP.

PT had stated in its March 13, 2002 press release regarding its 2001 year end results that as of that date it was unable to estimate the fair value of its investment in TCP, as various activities that were expected to impact the impairment analysis were still pending. These activities included the completion of a valuation of TCP, which was being conducted by independent experts in connection with TCP's future incorporation in the planned joint venture between PT and Telefónica, and TCP's anticipated capital increase, which at that time was expected to be completed during the first half of year 2002. The actual amount of TCP's capital increase, the number and class (preferred or common) of shares to be issued and the number of shares to which PT would be entitled to subscribe had not yet been determined.

PT announced today that, although the capital increase is expected to be completed only in the third quarter of 2002, it had now reasonable grounds to calculate the provision for the impairment of its financial investment in TCP, on the basis of a valuation of TCP provided by independent experts and its estimates of the actual amount of TCP's capital increase, the number and class (preferred or common) of shares to be issued and the number of shares to which it expects to subscribe in the capital increase. PT further stated that it expects its auditors now to present an unqualified report regarding the financial statements to be included in its 20-F Annual Report for the year ended December 31, 2001.

Portuguese financial statements for the six months ending June 30, 2002 will include the provision for impairment of PT's financial investment in TCP mentioned above, which will originate a decrease in shareholders' funds of € 500 million through a charge to retained earnings of the same amount.

This information is also available on PT's website **www.telecom.pt**.

Contact: Vitor J. Sequeira, Head of Investor Relations
vitor.j.sequeira@telecom.pt

Portugal Telecom
Tel.: +351.21.500.1701
Fax: +351.21.355.6623